Exhibit 99.1

100 University Avenue, 8th floor
Date: April 10, 2015	Toronto ON, M5J 2Y1
www.computershare.com

To: The Securities and Exchange Commission

Subject: Joint Notice of Meeting and Record Date for the Annual General Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Annual General Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.:

Meeting Type :	Annual General Meetings
Record Date for Notice of Meeting :	May 06, 2015
Record Date for Voting (if applicable) :	May 06, 2015
Beneficial Ownership Determination Date :	May 06, 2015
Meeting Date :	June 17 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
STAPLED UNITS (consisting of Trust Units of Granite Real Estate Investment Trust and Common Shares of Granite REIT Inc.)	387437114	CA3874371147

Sincerely,

Computershare
Agent for GRANITE REAL ESTATE INVESTMENT TRUST & GRANITE REIT INC.; “Granite Entities”